UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49736

First Community Financial Corporation

(Exact name of registrant as specified in its charter)

2 N. Main Street, Mifflintown, Pennsylvania        telephone: (717) 436-2144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $5.00 Per Share

(Title of each class of securities covered by this Form)

Common Stock, Par Value $5.00 Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

** EXPLANATORY NOTE: The registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. Registrant is filing this Form 15 pursuant to section 12(g)(4)(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to terminate the registration of its common stock, par value $5.00 per share, under section 12(g) of the Exchange Act.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 842

Pursuant to the requirements of the Securities Exchange Act of 1934, First Community Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST COMMUNITY FINANCIAL CORPORATION

Date: September 28, 2012	By:	/s/ Scott E. Fritz
Scott E. Fritz President and Chief Executive Officer